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VIA EDGAR

January 12, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman

Vanessa Robertson

Lauren Hamill

Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Re:	Environmental Impact Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed January 10, 2022

File No. 333-259375

Ladies and Gentlemen:

On behalf of our client, Environmental Impact Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 12, 2022 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission by the Company on January 10, 2022. In response to the Comment Letter the Company intends to file Amendment No. 5 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

January 12, 2022

Amendment No. 4 to Registration Statement on Form S-4 Filed January 10, 2022

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight Capital Stock, page 190

1.

We note the short-form tax opinion filed as Exhibit 8.2, which indicates that Foley Hoag LLP confirms and adopts as its opinion the disclosures under the heading “Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight Capital Stock.”

•

We note your statement that each of GreenLight and ENVI intends that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, but that depending on the extent to which GreenLight holders dissent and perfect appraisal rights, it is possible that more than 20% of the consideration payable in the Merger will consist of cash, in which case the Merger would not qualify as a reorganization. Notwithstanding such possibility, please ensure that counsel provides a firm opinion for each material tax consequence, including whether the Merger will qualify as a reorganization, or explains why such an opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

•

Shareholders are entitled to rely on the tax opinions expressed. Delete the disclaimer on page 192 stating that the discussion of income tax consequences of the merger to U.S. holders of GreenLight capital stock is for general information purposes only and is not intended to be tax advice. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 addressing limitations on reliance.

Response: In response to the Staff’s comments, we have revised the disclosures under the heading “Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight Capital Stock” on pages 191-193 of the Registration Statement. Consistent with Staff Legal Bulletin No. 19, Section III.C.1, we have revised the disclosure to include a firm opinion of the tax consequences of the Merger in alternative scenarios and to indicate that the ultimate U.S. federal income tax consequences of the Merger depend in part on the future exercise by holders of GreenLight Capital Stock of appraisal rights and other facts determinable only after the date of the proxy statement/prospectus and, accordingly, the ultimate tax treatment of the Merger cannot be determined as of the date of the proxy statement/prospectus. We have also included additional risk factor disclosure on page 82 regarding the possibility that the Merger will be treated as a taxable transaction for U.S. federal income tax purposes.

With respect to the Staff’s second bulleted comment, we have revised the disclosure to delete the disclaimer on page 192 of the previous filing and clarified, consistent with Staff Legal Bulletin No. 19, Section III.D.1, that tax consequences of the Merger may vary for investors in different tax situations.

Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders, page 192

2.

We note the short-form tax opinion filed as Exhibit 8.1, which states that Latham & Watkins LLP confirms and adopts as its opinion the disclosures under the heading “Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders.”

•

Please revise the opinion to remove language that certain tax consequences “generally” will apply and clearly express a firm “will” opinion for each material tax consequence, or explain why such an opinion cannot be given. Refer to Section III.B.2 of Staff Legal Bulletin No.19.

•

Also, refer to Section III.C.1 and Section III.C.4 concerning opinions subject to uncertainty. In this regard, we note by way of example only statements such as the following: “It is unclear, however, whether the redemption rights with respect to ENVI Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for ENVI Class A Common Stock is suspended, then non- corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates.” Please revise such statements to explain why counsel cannot give a “will” opinion and to describe the reason for, and degree of, uncertainty in the opinion. The disclosure should clearly state counsel’s opinion regarding the holding period of the common stock and capital gain treatment, and remove statements that assume the material tax consequences at issue (e.g., “[i]f the running of the holding period for ENVI Class A Common Stock is suspended...”). Counsel may issue a “should” or ‘more likely than not’ opinion to make clear that the opinion is subject to a degree of uncertainty.

January 12, 2022

Response: In response to the Staff’s comments, we have revised the disclosures under the heading “Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders”.

With respect to certain matters set forth in the disclosure, consistent with Staff Legal Bulletin No. 19, we have revised the opinion to clearly state that counsel cannot give an opinion regarding the specified matters, provided the reason for the inability to opine on such matters, and discussed the possible alternatives and risks to investors of the relevant tax consequences. We have also added Risk Factor language addressing the relevant matters. Please see pages 89-90 and 193-197 for the revised disclosures.

*    *    *    *

January 12, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Daniel Coyne, Chief Executive Officer, Environmental Impact Acquisition Corp.

Marc Marano, Chief Financial Officer, Environmental Impact Acquisition Corp.

Brent Epstein, Latham & Watkins LLP